UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENERGY PARTNERS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	72-1409562
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration file number to which this form relates: 333-42876.

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

As previously disclosed, on May 1, 2009, Energy Partners, Ltd. (the “Company”) and certain of its subsidiaries filed voluntary petitions (In re: Energy Partners, Ltd., et. al., Case No. 09-32957) for reorganization under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On September 16, 2009, the Company filed its modified second amended joint plan of reorganization (the “Plan”) with the Bankruptcy Court. On September 17, 2009, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan.

On September 21, 2009 (the “Effective Date”), the Company consummated the transactions contemplated by the Plan, which provided for (a) the holders of the Company’s 9.75% Senior Unsecured Notes due 2014, Senior Floating Notes due 2013 and 8.75% Senior Notes due 2010 to receive, in exchange for their total claim (including principal and interest), their pro rata share of 95% of the common stock, par value $0.001 per share (the “Common Stock”) to be issued pursuant to the Plan and (b) the holders of common stock interests to receive, in exchange for their total claim, their pro rata share of 5% of the Common Stock. The terms and rights of the Company’s Common Stock are set forth in the Company’s newly adopted Amended and Restated Certificate of Incorporation (the “Certificate”). The Company hereby amends Item 1 of the Company’s Form 8-A dated October 17, 2000, to read in its entirety as follows:

Item 1. Description of Registrant’s Securities to be Registered.

The authorized capital stock of the Company consists of 75 million shares of Common Stock and 1 million shares of preferred stock, $0.001 par value per share (the “Preferred Stock”). The following description of the capital stock of the Company is qualified in its entirety by reference to the Certificate and Second Amended and to the Restated Bylaws (the “Bylaws”), copies of which are filed as exhibits to this registration statement.

Common Stock

Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote. Stockholders may not cumulate votes for the election of directors and do not have preemptive rights. Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock that may be issued from time to time by the Company, holders of the Common Stock shall be entitled to receive such dividends as may be declared thereon by the Company’s Board of Directors (the “Board”) at any time and from time to time. The Company has never paid cash dividends on its Common Stock and does not anticipate paying dividends for the foreseeable future. In addition, the Company’s credit agreements contain provisions which prohibit the Company from paying dividends on its Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, the holders of Common Stock shall be entitled to receive all of the remaining net assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. The holders of Common Stock shall not be entitled to vote separately as a class with respect to any amendment to the Certificate to increase the number of authorized shares of Common Stock.

Preferred Stock

The Board has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the designation, number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any. The holders of Preferred Stock shall not be entitled to vote separately as a class with respect to any amendment to the Certificate to increase the number of authorized shares of Preferred Stock. To the extent required by 11 U.S.C. § 1123(a)(6), the Company is prohibited from issuing shares of nonvoting equity securities (within the meaning of such statute).

Certain Charter and Bylaw Provisions

Board of Directors. The Bylaws provide that the number of directors shall be fixed by the Board from time to time. Under the Bylaws, a vote of a majority of all then outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director with or without cause, except that any director designated, nominated or elected by any particular stockholder or group of stockholders pursuant to the terms of any agreement among the Company and any of its stockholders shall be subject to removal with or without cause at any time by such stockholders. The Bylaws also provide that vacancies resulting from death, resignation, disqualification or removal, or newly created directorships by reason of an increase in the size of the Board, shall be filled by a majority vote of the Board, even though less than a quorum.

Stockholder Action by Unanimous Consent. The Certificate and Bylaws do not provide for stockholder action by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting.

Amendments to the Certificate of Incorporation and Bylaws. The Certificate expressly authorized the Board to amend or repeal any provision of the Certificate or Bylaws, except a provision adopted by the stockholders and declared as part of such adoption to be amendable or repealable only by the stockholders.

Advance Notice of Stockholder Nominations and Stockholder Business. The Bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders’ meeting only if such stockholder (i) is a stockholder of record at the time of giving of notice required by the Bylaws, (ii) shall be entitled to vote at such meeting and (iii) complies with the notice procedures set forth in the Bylaws and described below.

The notice from a stockholder intending to propose business or nominate one or more directors at an annual stockholders’ meeting must be furnished to the Company’s Secretary not fewer than 60 nor more than 90 days prior to the anniversary of the preceding annual meeting of stockholders of the Company, provided that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice must be delivered not earlier than the close of business on the later of the 90th calendar day prior to such annual meeting and not later than the close of business on the later of (i) the 60th calendar day prior to such annual meeting and (ii) the 10th calendar day following the day on which public disclosure of the date of such meeting is made. The notice from a stockholder intending to elect one or more directors at a special meeting of stockholders must be furnished to the Company’s Secretary not earlier than the close of business on the 90th calendar day prior to such special meeting and not later than the close of business on the later of (i) the 60th calendar day prior to such special meeting and (ii) the 10th calendar day following the day on which public disclosure is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

In the case of a stockholder intending to propose business, the stockholder’s notice to the Secretary of the Company must contain as to each matter, among other things, (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the Company’s books, of the stockholder proposing such business, (iii) the acquisition date, the class and the number of shares of voting stock of the Company which are owned beneficially by the stockholder, (iv) any material interest of the stockholder in such business and (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.

In the case of nominations for directors, the notice from the stockholder as to each person whom the stockholder proposes to nominate for election or re-election as a director must include, among other things, (i) all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected).

Special Meetings of the Stockholders. The Bylaws permit special meetings of stockholders to be called for any purpose or purposes by the President or Chairman and shall be called by the Chairman or the Secretary at the request in writing of a majority of the Directors. Written notice of the place, date, hour and purpose or purposes for which the meeting is called, shall be given by or at the direction of the Chairman or the President, the Secretary or the other person(s) calling the meeting to each stockholder entitled to vote thereat not less than ten nor more than sixty days before the date of the meeting.

Section 203 of the DGCL. The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

Item 2. Exhibits

Exhibit 3.1	Amended and Restated Certificate of Incorporation of the Company*
Exhibit 3.2	Amended and Restated Bylaws of the Company*

* Filed herewith.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENERGY PARTNERS, LTD.

Dated: September 21, 2009

By:	/s/ John H. Peper
Name:	John H. Peper
Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit 3.1	Second Amended and Restated Certificate of Incorporation of the Company*
Exhibit 3.2	Second Amended and Restated Bylaws of the Company*

* Filed herewith.